Exhibit 99.1

STOCK PURCHASE AGREEMENT

by and among

CAPITAL PRESERVATION HOLDINGS, LLC, as the Buyer,

and

DAVID EDELL and

IRA BERMAN, as the Sellers

Dated as of September 5, 2014

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 5, 2014, by and among Capital Preservation Holdings, LLC, a Delaware limited liability company (the “Buyer”), and David Edell (“Edell”) and Ira Berman (“Berman” and, together with Edell, the “Sellers” and each, individually, a “Seller”).

BACKGROUND

A. Each Seller owns the number of shares of Common Stock, par value $0.01 per share, of CCA Industries, Inc., a Delaware corporation (the “Company,” and such stock, “Common Stock”), and shares of Class A Common Stock, par value $0.01 per share, of the Company (“Class A Common Stock” and, together with Common Stock, “Company Common Stock”), in each case set forth next to such Seller’s name on Exhibit A attached hereto.

B. The Sellers wish to sell to the Buyer, and the Buyer wishes to acquire from the Sellers, the number of shares of Common Stock and Class A Common Stock next to the applicable Seller’s name on Exhibit A, in each case in the manner contemplated by Section 1.1 and all upon the terms and subject to the conditions set forth herein.

For good and other valuable consideration hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

AGREEMENT TO SELL AND PURCHASE

Section 1.1 Sale and Purchase of Shares. Subject to the terms and conditions hereof, at the Closing: (a) each Seller hereby sells, conveys, transfers and assigns the (i) shares of Common Stock (the “Purchased Common Shares”) identified as Purchased Common Shares next to such Seller’s name on Exhibit A and (ii) shares of Class A Common Stock (the “Purchased Class A Common Shares” and, together with the Purchased Common Shares, the “Purchased Company Shares”) identified as Purchased Class A Common Shares next to such Seller’s name on Exhibit A, in consideration for the purchase price for the Purchased Company Shares set forth on Exhibit A next to such Seller’s name, and (b) the Buyer hereby acquires from such Seller the number of Purchased Company Shares next to such Seller’s name on Exhibit A in consideration for the purchase price as described above.

ARTICLE II

CLOSING OF SALE AND PURCHASE

Section 2.1 Closing. The closing of the sale and purchase of the Purchased Company Shares pursuant to this Agreement (the “Closing”) shall take place at the offices of Drinker Biddle & Reath LLP, 105 College Road East, Princeton, New Jersey 08542 on the date of execution and delivery of this Agreement by the parties hereto (such date is hereinafter referred to as the “Closing Date”).

Section 2.2 Closing Deliveries by the Sellers. At the Closing, subject to the terms and conditions hereof, each Seller shall deliver, or arrange to be delivered, to the Buyer:

(a) stock certificates representing such Seller’s Purchased Shares together with fully-executed stock powers;

(b) a resignation letter, duly executed by David Edell and Drew Edell, pursuant to which each such person is resigning from the Board of Directors of the Company; and

(c) Letter Agreements, attached hereto as Exhibit B, duly executed by such Seller and the other parties thereto.

Section 2.3 Deliveries by the Buyer. At the Closing, subject to the terms and conditions hereof, the Buyer shall deliver to each Seller the wire transfer of immediately available funds in the amount set forth on Exhibit A.

Section 2.4 Consummation of Transactions. All acts, deliveries and confirmations comprising the Closing, regardless of chronological sequence, shall be deemed to occur contemporaneously and simultaneously upon the occurrence of the last act, delivery or confirmation of such Closing and none of such acts, deliveries or confirmations shall be effective unless and until the last of the same shall have occurred or shall have been validly waived in accordance herewith.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby represents and warrants to the Buyer, severally as to himself and not jointly with the other Seller, as follows:

Section 3.1 Requisite Power. Such Seller has all requisite right, power and authority to execute and deliver this Agreement and any other agreements, documents and instruments to be delivered by such Seller that are contemplated herein or delivered pursuant hereto and to carry out their respective provisions.

Section 3.2 Authorization; Binding Obligations. All action on the part of such Seller necessary for the authorization of this Agreement and the performance of all obligations of such Seller hereunder has been taken. This Agreement, when executed and delivered, will be a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (ii) general principles of equity that restrict the availability of equitable remedies.

Section 3.3 Litigation. There is no claim, action, suit, proceeding or investigation pending or, to such Seller’s knowledge, currently threatened against such Seller that questions the validity of this Agreement or the right of such Seller to enter into this Agreement or challenges, or seeks to enjoin, prevent or otherwise delay, the ability of such Seller to consummate the transactions contemplated hereby.

Section 3.4 Ownership of the Purchased Shares. Such Seller owns beneficially and of record, and has good and marketable title to, his respective Purchased Company Shares, free and clear of any lien, charge, mortgage, pledge, easement, encumbrance, security interest, matrimonial or community interest, tenancy by the entirety claim, adverse claim, or any other title defect or restriction of any kind (collectively, “Encumbrances”).

Section 3.5 Finders’ Fees. No agent, broker, investment banker, person or firm, acting on behalf of or under the authority of such Seller is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated hereby.

Section 3.6 No Conflicts. The execution, delivery and performance of, and compliance with, this Agreement, does not and will not, with or without the passage of time or giving of notice, violate, be in conflict with or constitute a default under (a) any provision of any mortgage, indenture, contract, agreement, instrument or contract to which such Seller is party or by which he is bound, (b) any judgment, decree, order, writ, injunction, law, statute, rule or regulation of any domestic or foreign government (whether federal, state or local, including any political subdivision, department, instrumentality, commission, board, bureau or agency thereof, and any other regulatory, arbitral or administrative body, each a “Governmental Entity”) or (c)the laws and regulations of the Securities and Exchange Commission (including, without limitation, the Securities Act of 1933, as amended (including the rules and regulations of the Securities and Exchange Commission promulgated thereunder) and the Securities Exchange Act of 1934, as amended (including the rules and regulations of the Securities and Exchange Commission promulgated thereunder)) or any foreign securities regulatory body, or any Governmental Entity succeeding to any or all of the functions of any of the foregoing, or any national securities exchange, including, without limitation, the New York Stock Exchange) applicable to the Company or such Seller.

Section 3.7 Acknowledgement. Such Seller is a sophisticated investor and has made his own independent investigation, review and analysis regarding the Company and the transactions contemplated hereby. Such Seller hereby acknowledges that such Seller (a) has been supplied with, has had access to, and is familiar with all existing information with respect to the Company including financial information, to which a reasonable seller would attach significance in making decisions with respect to the sale of the Purchased Company Shares, and has had the opportunity to ask questions of, and receive answers from, knowledgeable individuals concerning the Company; (b)is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Buyer or any of its affiliates or representatives; and (c) understands that he should consult his own legal and tax advisors regarding the legal and tax implications to him of the transactions contemplated hereby.

Section 3.8 Full Disclosure. No representation or warranty by the Sellers in this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer hereby represents and warrants to each Seller as follows:

Section 4.1 Organization; Requisite Power. The Buyer is a limited liability company, duly organized and validly existing under the laws of the State of Delaware. The Buyer has all requisite power and authority to execute and deliver this Agreement and any other agreements, documents and instruments to be delivered by the Buyer that are contemplated herein or delivered pursuant hereto and to carry out their respective provisions.

Section 4.2 Authorization; Binding Obligations. All limited liability company action on the part of the Buyer necessary for the authorization of this Agreement and the performance of all obligations of the Buyer hereunder has been taken. This Agreement, when executed and delivered, will be legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (ii) general principles of equity that restrict the availability of equitable remedies.

Section 4.3 No Conflicts; Government Approvals. The execution, delivery and performance of, and compliance with, this Agreement, will not, with or without the passage of time or giving of notice, violate, be in conflict with or constitute a default under (a) any term of the certificate of formation, limited liability company agreement or other organizational or governing document of the Buyer or (b) any judgment, decree, order, writ, injunction, law, statute, rule or regulation of any Governmental Entity applicable to the Buyer. No authorization, consent or approval of any Governmental Entity (including courts) is required for the execution and delivery by the Buyer of this Agreement or the performance of its obligations hereunder.

Section 4.4 Litigation. There is no claim, action, suit, proceeding or investigation pending or, to the Buyer’s knowledge, currently threatened against the Buyer that questions the validity of this Agreement or the right of the Buyer to enter into this Agreement or to consummate the transactions contemplated hereby.

ARTICLE V

MISCELLANEOUS

Section 5.1 Governing Law. This Agreement shall be construed in accordance with and governed by the domestic laws of the State of Delaware (without giving effect to any conflicts or choice of law provisions that would cause the application of the substantive domestic laws of any other jurisdiction).

Section 5.2 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or any breach hereof, shall be settled solely by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction pursuant to this Section 5.2. The arbitration proceeding shall be located in Wilmington, Delaware. Within 14 days after the commencement of arbitration, the Buyer, on the one hand, and the Sellers, on the other hand, shall each select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitrators shall apply the substantive law of the State of Delaware. The award shall include a statement of the factual and legal basis for the decision. Any award of the arbitrators shall be final and binding on the parties to this Agreement and shall be enforceable in any court having jurisdiction over the losing party or its or his assets, to the extent permitted by the law of such jurisdiction. The parties to any arbitration hereby expressly submit to the jurisdiction of the courts of the State of Delaware and of the United States of America for the sole purpose of enforcing, modifying or vacating arbitral awards and for disputes that are removed from the arbitration in accordance with the Commercial Arbitration Rules. Each party hereto agrees that any and all proceedings, notices and documents so served shall have been properly served upon such party within the State of Delaware and that such service shall thereby confer personal jurisdiction upon such party.

Section 5.3 Cumulative Remedies; Failure to Pursue Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Except where a time period is specified, no delay on the part of any party in the exercise of any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege or remedy preclude any further exercise thereof or the exercise of any other right, power, privilege or remedy.

Section 5.4 Equitable Remedies. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed fully by the parties hereto in accordance with their specific terms or conditions or were otherwise breached, and that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining and quantifying the amount of damage that will be suffered by the parties hereto in the event that this Agreement is not performed in accordance with its terms or conditions or is otherwise breached. It is accordingly hereby acknowledged that, notwithstanding Section 5.2 hereof, the parties hereto shall be entitled to petition the courts of the State of Delaware or the United States District Court for the District of Delaware for an injunction or injunctions to restrain, enjoin and prevent a failure to perform this Agreement by the other party and to enforce specifically such terms and provisions of this Agreement.

Section 5.5 Amendment and Waiver. No provision of this Agreement may be amended, modified or waived except upon the written consent of the Buyer and the Sellers. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.6 Assignment; Binding Effect. The rights and obligations set forth herein may not be assigned or delegated by the Sellers, and may be assigned or delegated by the Buyer to any person. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and permitted assigns.

Section 5.7 Costs and Expenses. Except as otherwise expressly provided herein, each party shall bear its own costs and expenses in connection herewith.

Section 5.8 Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile or electronic transmission, commercial (including Federal Express) or U.S. Postal Service overnight delivery service, or deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as follows:

(a)	To the Sellers:

Ira Berman

61 Bryant Avenue, Apt. 316

Roslyn, NY 11576

Facsimile: (201) 935-0415

and

David Edell

791 Emerald Harbor Drive

Long Boat Key, FL 34228-1609

Facsimile: (201) 935-0415

(b)	To the Buyer:

Capital Preservation Holdings, LLC

One Belmont Avenue

Suite 602

Bala Cynwyd, PA 19004

Attention: Lance T. Funston

Facsimile: (610) 592-0049

Email: lfunston@ultimarkproducts.com

Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile or electronic transmission, the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent prior to 5:00 p.m. U.S. Eastern Time, or the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent if sent after 5:00 p.m. U.S. Eastern Time; (iii) if sent by overnight delivery service, the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial carrier or U.S. Postal Service; or (iv) if sent by first class mail, registered or certified, postage prepaid, the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the U.S. Postal Service. Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.

Section 5.9 Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or application to other persons or circumstances, shall not be affected thereby, and each term and provision of this Agreement shall be enforced to the fullest extent permitted by law.

Section 5.10 Survival. The representations and warranties made herein and in the other documents delivered pursuant hereto shall survive the Closing indefinitely. The covenants and agreements made herein shall survive the Closing indefinitely.

Section 5.11 Construction. Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine or neuter, and the number of any word includes the singular or plural. Unless the context otherwise requires, all references to articles and sections refer to articles and sections of this Agreement.

Section 5.12 Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

Section 5.13 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one and the same instrument. A facsimile, PDF or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

Section 5.14 Entire Agreement. This Agreement and Exhibits hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior understandings and agreements pertaining thereto, whether oral or written.

Section 5.15 Further Assurances. Each party hereto shall, from time to time and without further consideration after the Closing Date, execute such further instruments and take such other actions as any other party hereto shall reasonably request in writing to effectuate the purposes of this Agreement.

Section 5.16 Voting Agreement. The Sellers understand that the Company and Ultimark Products, Inc. (“Ultimark”) have engaged in preliminary, non-binding discussions regarding the terms of a possible transaction involving Ultimark (or an affiliate thereof) and the Company (the “Proposed Transaction”). Each Seller, with respect to such Seller’s shares of Common Stock, does hereby constitute and appoint the Buyer, and each nominee of the Buyer, with full power of substitution, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of such shares of Common Stock, whether now owned or hereinafter acquired by such Seller or with respect to which such Seller has or hereafter acquires, as his proxy, at every annual, special or adjourned meeting of the stockholders of the Company (including the right to sign his name (as stockholder) to any consent, certificate or other document relating to the Company that may be permitted or required by applicable law) (a) in favor of the approval of the Proposed Transaction and any other transactions or agreements contemplated or entered into pursuant to the Proposed Transaction, (b) against any transaction pursuant to a Proposal (as defined in the Standstill Agreement Letter, dated as of August 25, 2014, between the Company and Capital Preservation Solutions, LLC) by any party other than Ultimark, Buyer or their affiliates or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company related to the Proposed Transaction or which could result in any of the conditions to the Company’s obligations related to the Proposed Transaction or any other transaction or agreement contemplated or entered into pursuant to the Proposed Transaction not being fulfilled, and (c) in favor of any other matter relating to the consummation of any agreement or transaction contemplated or entered into pursuant to the Proposed Transaction. Each Seller further agrees to cause the number of shares of Common Stock over which he has voting power, whether now owned or hereinafter acquired by such Seller or with respect to which such Seller has or hereafter acquires voting power, to be voted in accordance with the foregoing. Each Seller shall perform further acts and execute such further documents and instruments as may reasonably be required to vest in the Buyer the power to carry out the provisions of this Section 5.16. The obligations of each Seller under this Section 5.16 shall terminate upon the earlier of (i) the date of termination of negotiations regarding the Proposed Transaction and (ii) the date of termination of any transaction or agreement entered into pursuant to the Proposed Transaction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above stated.

BUYER:

CAPITAL PRESERVATION HOLDINGS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Managing Member

SELLERS:

/s/ David Edell
DAVID EDELL

/s/ Ira Berman
IRA BERMAN

[Signature Page to Stock Purchase Agreement]

Exhibit A

Summary of Transfers

Seller	Class A Common Shares	Common Shares	Total	Purchase Price @$3.50/share
Ira Berman	483,087	100,000	583,087	$2,040,805
David Edell	484,615	100,000	584,615	$2,046,152